Exhibit 99.1

SINOVAC Announces Decision to Declare Cash Dividend

BEIJING – Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that the Company’s board of directors (the “Board”) has decided to declare a special cash dividend of US$55.00 per common share (the “Dividend”). The Board expects to fund the Dividend from available cash resources of the Company and its subsidiaries, including prior distributions from Sinovac Life Sciences Co., Ltd. and other operating subsidiaries of the Company to Sinovac Biotech (Hong Kong) Limited. The Dividend is intended to provide SINOVAC shareholders with their appropriate share of these prior distributions from the Company’s subsidiaries. Going forward, the Board also intends for SINOVAC shareholders to receive pro-rata distributions in due course with any distributions made to stakeholders of operating subsidiaries. The Board will work with the Company’s management to update the holders of its common shares on the expected record and payment dates for the Dividend as soon as practicable.

As previously disclosed, a recent court order from the Privy Council (the “Order”) ruled, among other things, that the slate of nominees proposed by a group of shareholders at the Company’s Annual General Meeting held on February 6, 2018, was rightfully elected to the board of directors of SINOVAC at that meeting and has been the legitimate board of directors of the Company since then. To implement the Order and fulfill their fiduciary duties to the Company, the current members of the Board are assessing certain corporate actions taken by the former board of directors of the Company after they ceded office. One such corporate action being assessed is the issuance of the 11,800,000 common shares purportedly issued pursuant to a certain securities purchase agreement with Vivo Capital, LLC and Prime Success, L.P. in July 2018 (the “2018 PIPE Shares”) approved by the former board of directors, which was determined by the Order as lacking authority to approve such a transaction. Following the determination of the record and payment dates for the Dividend, an amount equal to the aggregate amount of cash that would be payable under the Dividend in respect of the 2018 PIPE Shares, will, prior to the payment date, be set aside and retained by the Company pending final resolution of any issues with respect to the 2018 PIPE Shares based on the Board’s assessment in accordance with the Order and under the laws of Antigua and Barbuda.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under “Category 1 Preventative Biological Products” and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

For more information, please visit the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions and include, without limitation, the statements regarding the Company’s proposed special cash dividend and future distributions. Such statements are based upon the Company’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements, including without limitation risks, uncertainties and factors related to the implementation, timing, amount and source of funds for the dividend and future distributions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9779

Email: ir@sinovac.com